PRESS RELEASE

ASANKO GOLD REPORTS Q1 2019 RESULTS

Vancouver, British Columbia, May 8, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) reports first quarter (“Q1”) 2019 operating and financial results for the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Asanko.  All amounts are in US dollars unless otherwise stated.

Q1 2019 Asanko Gold Mine Highlights (100% basis)

•Produced 60,425 ounces of gold, on track to meet 2019 guidance of 225,000 – 245,000 ounces

•Generated EBITDA1 of $10.1 million and operating cash flows before working capital changes of $10.5 million

•Held unaudited cash of $16.3 million on hand, $7.1 million in receivables from gold sales and $7.1 million in gold on hand, as at March 31, 2019

•All-in sustaining cost (“AISC”)1 of $1,123/oz, with 2019 guidance of $1,040 – $1,060/oz maintained

•Net loss after tax of $14.1 million including a loss of $13.3 million associated with adjustments to the carrying value of ore stockpile inventory

Q1 2019 Quarterly Consolidated Financials for Asanko Gold Inc.

•Net loss of $5.3 million including proportional adjustment to net realizable value of the ore stockpiles at the AGM of $6.0 million

•Adjusted EBITDA1 of $3.1 million

•Held $8.8 million in cash as of March 31, 2019, with the final $20 million cash payment related to the Gold Field’s transaction expected no later than December 31, 2019

Commenting on the Q1 2019 performance, Greg McCunn, Chief Executive Officer, said: “The Asanko Gold Mine delivered a solid operational performance producing 60,425 ounces, in line with our guidance for 2019. Costs for the quarter were impacted by higher trucking costs as we initiated mining operations at the large scale Esaase deposit.  Commercial trucking contracts are now in place and we expect oxide ore from Esaase to represent 25-30% of the mill feed on an ongoing basis. In addition, we continued with the waste stripping of Cut 2 at Nkran. This is nearing completion and as the pushback comes to a conclusion in Q3, we forecast AISC to decline and maintain our full-year AISC guidance of $1,040 – $1,060/oz.

After a thorough review of our current operations in my first month as CEO, I can see that we are in the final stages of a two year capital investment program, which included a mill expansion from 3Mtpa to 5Mtpa, a major pushback of the Nkran pit and the initial development of Esaase.

We are now well positioned to start harvesting the benefits of these major investments as we shift our focus to maximizing cashflow generation from the AGM over the next 18-24 months while we work with our JV partner on formulating the long-term development plan for Esaase and optimal life of mine plan for the AGM complex.”

Summary of Q1 2019 Asanko Gold Mine Operational and Financial Results

AGM (100% Basis)	Q1 2018	Q4 2018	Q1 2019
Waste mined (‘000t)	11,976	8,370	6,584
Ore mined (‘000t)	853	1,370	1,505
Strip ratio (W:O)	15.7	6.1	4.4
Average gold grade mined (g/t)	1.3	1.5	1.4
Mining costs ($/t mined)	3.23	4.13	4.48
Ore treated (‘000t)	1,269	1,238	1,224
Gold feed grade (g/t)	1.3	1.6	1.6
Gold recovery (%)	93	95	93
Processing costs ($/t treated)	11.17	12.39	11.93
Gold production (oz)	48,229	59,823	60,425

Gold sales (oz)	48,899	61,821	53,421
Average realized gold price ($/oz)	1,314	1,215	1,292
Operating cash costs[1] ($/oz)	571	811	878
Total cash costs[1] ($/oz)	637	872	943
All-in sustaining costs[1] ($/oz)	1,226	1,072	1,123
All-in sustaining margin[1] ($/oz)	88	143	169
All-in sustaining margin[1] ($m)	4.3	8.8	9.0
Revenue ($m)	64.4	74.2	67.0
Income (loss) from mine operations ($m)	19.5	(0.8)	(11.9)
Net income (loss) after tax ($m)	4.7	(3.1)	(14.1)
EBITDA[1]	32.3	17.4	10.1
Cash provided by operating activities	20.1	12.9	8.8

Key Operational Highlights of the AGM (on a 100% basis)

•No lost time injuries (“LTI”) were reported during the quarter, and the AGM has now achieved over 24 months and more than 12.3 million employee hours worked without a single LTI.

•Waste stripping of the Cut 2 pushback at Nkran advancing towards final stages, expected to be complete in Q3 2019.

•Achieved steady state levels of production at Esaase in February 2019, with ore mining rates averaging 147,500 tonnes per month over February and March at an average grade of 1.3 g/t.

•Trucking costs for the quarter were elevated as contractors at Esaase transitioned from road construction activities to ore haulage activities. Effective April 1, 2019, commercial contracts in place and ore haulage costs expected to reduce to planned levels of $7.00-$7.50 per tonne hauled.

•Notice of the JV’s intention to halt mining activities at Akwasiso was initiated during the quarter.

JV Financial Performance

•The AGM incurred operating cash costs per ounce1 of $878, total cash costs per ounce1 of $943 and AISC1 of $1,123 in Q1 2019. These costs include a $248/oz impact associated with adjustments to the carrying value of ore stockpile inventory and a $32/oz impact due to the Ghanaian Government’s 5% non-refundable levy on certain goods and services.

•Cash costs were higher in Q1 2019, compared to Q1 2018, partly due to fewer waste tonnes being capitalized to stripping costs. During the quarter, only $2.9 million of stripping costs were deferred compared to Q1 2018 when the Eastern portion of Cut 2 at Nkran was underway, which resulted in $26.1 million of stripping costs being deferred and excluded from cash costs.

•Cash costs for the quarter were also impacted by unusually high trucking rates at Esaase as contractors were transitioning from road construction activities to ore haulage activities. These factors were partially offset by higher gold sales volumes which decreased fixed production costs on a per unit basis.

•AlSC for Q1 2019 were lower compared to Asanko’s AISC for Q1 2018 predominantly due to a $479/oz reduction in capitalized stripping costs, associated with the Eastern portion of Cut 2 at Nkran, and higher gold sales volumes which decreased fixed costs on a per unit basis, partly offset by the previously described higher cash costs. While there are no comparative AISC metrics reported for the AGM on a standalone basis in Q1 2018, Asanko’s AISC for Q1 2018 included corporate G&A costs of $33/oz.

•Q1 2019 gold sales of 53,421 ounces at an average realized gold price of $1,292/oz generating gold sales of $69.0 millon. Gold sales were impacted by a change in the reporting period, which shortened the quarter to 83 days instead of the normal 90 days. This is a once-off timing adjustment. Revenue in Q1 2019 amounted to $67.0 million and includes by-product sales of $0.2 million and is reported net of $2.2 million of gold sales that were capitalized in relation to Esaase pre-production activities in January 2019.

•Total cost of sales (including depreciation and depletion and royalties) amounted to $78.9 million, an increase of $34.0 million from Q1 2018. The increase in production costs was primarily driven by an adjustment to the carrying value of the AGM’s stockpile inventory to reflect the net realizable value of stockpiled ore, a one-time contract termination fee relating to one of the JV’s mining contractors, the introduction of ore trucking from Esaase to the processing facility, as well as higher gold ounces sold. Additionally, depreciation and depletion during Q1 2019 accounted for $10.1 million of the increase in cost of sales, compared to Q1 2018, primarily due to the depletion of mineral interests related to Esaase, which commenced commercial operations in February 2019, while depreciation of right-of-use assets commenced in Q1 2019 following the capitalization of mining contractor leases in accordance with IFRS 16 – Leases.

•Generated cash flow from operations of $8.8 million and $10.5 milion before working capital changes.

•The JV generated EBITDA1 of $10.1 million in Q1 2019.

•The AGM’s net loss after tax for the quarter amounted to $14.1 million, compared to net income of $4.7 million in Q1 2018. The reduction in net income was due mainly to lower mine operating earnings in Q1 2019 as discussed above, partially offset by a reduction in deferred income tax expense and interest expense, the latter resulting from the settlement of the Red Kite debt in July 2018.

•At quarter end, the JV had unaudited cash of $16.3 million on hand, $7.1 million in receivables from gold sales and $7.1 million in gold on hand.

Asanko Gold Inc. – Summary Q1 2019 Financial Results

Consolidated	Q1 2018	Q4 2018	Q1 2019
Net income (loss) attributable to common shareholders ($m)	2.1	(0.9)	(5.3)
Net income (loss) per share attributable to common shareholders	$0.01	($0.00)	($0.02)
Adjusted EBITDA[1] ($m)	30.9	6.1	3.1

•The Company reported a net loss of $5.3 million in Q1 2019 compared to net income attributable to common shareholders of $2.1 million in Q1 2018. The reduction in net income for Q1 2019 was predominantly the result of the reduction in mine operating earnings of the AGM, resulting in the JV reporting a net loss of $14.1 million, of which the Company recognized its share of $6.4 million. This was partly offset by the recognition of $1.1 million in service fees (net of withholding tax) earned as operators of the JV and $2.4 million of finance income relating to the fair value adjustment of the Company’s preferred share investments in the JV.

•Reported Adjusted EBITDA1 of $3.1 million for Q1 2019 compared to $30.9 million in Q1 2018.  The decrease in Adjusted EBITDA1 was primarily a result of the higher cash costs incurred by the AGM, as well as a reduction in the Company’s interest in the AGM from 100% to 45%. These factors were partly offset by an increase in the AGM’s revenue.

2019 Outlook

The Asanko Gold Mine is on track to meet 2019 guidance of 225,000 – 245,000 ounces at AISC1 of $1,040 – $1,060/oz.

Since the announcement of the JV transaction, Asanko’s technical team, together with input from Gold Fields, have been reviewing the current Life of Mine plan. This includes a number of scenarios for the long-term development of the Esaase deposit, utilizing knowledge gained from the recent initiation of minining operations, as well as the exploration potential of the AGM’s land package, particularly the highly prospective South Camp tenements. The JV partners are currently considering an optimal work plan and timing required to deliver an updated Life of Mine plan for the AGM and expect to update the market further in H2 2019.

This news release should be read in conjunction with Asanko’s Management’s Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the three months ended
March 31, 2019, which are available at www.asanko.com and filed on SEDAR.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Asanko’s Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS.

•Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold.  Total cash costs include production royalties of 5%.

•All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of “all-in sustaining costs per gold ounce” (“AISC”) as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

•Adjusted net income attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share.  Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers.  Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

•Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company’s interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

Qualified Person Statement

Frederik Fourie (Pr.Eng), Asanko Senior Mining Engineer, is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

Alex Buck – Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum (the “CIM Council”) Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”).  The Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are “substantially similar” to the corresponding terms under the CIM Definition Standards.  In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.  United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.